Exhibit 99.1

QuantaSing Announces Changes in Composition of Board

Beijing, January 21, 2025 /GLOBE NEWSWIRE/ - QuantaSing Group Limited (NASDAQ: QSG) (“QuantaSing” or the “Company”), a leading lifestyle solution provider empowering adults to live better and longer, today announced changes in the composition of its board of directors (the “Board”).

The Company received a letter of resignation dated January 21, 2025 from Mr. Chenyang Wei, notifying the Company of his resignation as a director effective upon January 21, 2025, for personal reasons not resulting from any disagreement with the Company on any matter relating to the Company’s operations, policies or practice. Mr. Wei has confirmed that he has no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Shunyan Zhu agreed to be and was appointed as a new independent director to serve on the Board and as a member of the audit committee (the “Audit Committee”) of the Board, effective upon January 21, 2025.

Biographical information relating to Mr. Shunyan Zhu is set out as follows.

Mr. Shunyan Zhu has served as an executive director and the chairman of the board of directors of Alibaba Health Information Technology Ltd. (SEHK: 00241, “Alibaba Health”) from March 2020, and he currently serves as the chairman of the nomination committee of the board of directors of Alibaba Health. From March 2020 to November 2023, he served as the chief executive officer of Alibaba Health. Mr. Zhu is a partner of the Alibaba Partnership and was the President of the Innovation Initiatives Segment of the ultimate controlling shareholder of Alibaba Health, Alibaba Group Holding Limited (NYSE: BABA; SEHK: 9988; together with its subsidiaries, “Alibaba Group”). He was a director of Meinian Onehealth Healthcare Holdings Co., Ltd. (SZSE: 2044) from May 2020 to October 2021. Prior to joining Alibaba Group, Mr. Zhu founded Wuhan Xuncai Technology Co., Ltd. in 2003. He joined the founding team of UC Browser in 2007 as senior vice president, and was responsible for the marketing and commercialization of UC Browser. Subsequently, Mr. Zhu had served as (1) the president of Alimama Business Group, a leading big data marketing platform in the PRC operated by Alibaba Group; (2) the president of UC Browser; and (3) the president of the Intelligent Information Business Group. Mr. Zhu obtained a Bachelor of Science degree in mathematics in 1993 from Yanshan University in the PRC. He obtained a master’s degree in computing software in 1996 from Huazhong University of Science and Technology in the PRC.

Following the foregoing changes, the Board will consist of four directors, including Mr. Peng Li, Mr. Frank Lin, Mr. Dong Xie and Ms. Xihao Liu, and three independent directors, namely Mr. Hongqiang Zhao, Ms. Pei Hua (Helen) Wong and Mr. Shunyan Zhu. The Audit Committee will consist of the three independent directors.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding QuantaSing’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Among other things, the Financial Outlook in this announcement contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new users and learners and to increase the spending and revenues generated from users and learners; its ability to maintain and enhance the recognition and reputation of its brand; its expectations regarding demand for and market acceptance of its services and products; the expected growth, trends and competition in the markets that the Company operates in; changes in its revenues and certain cost or expense items; PRC governmental policies and regulations relating to the Company’s business and industry, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC, including, without limitation, the final prospectus related to the IPO filed with the SEC dated January 24, 2023. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About QuantaSing Group Limited

QuantaSing is a leading lifestyle solution provider empowering adults to live better and longer. Leveraging its profound understanding of adult users and robust infrastructure, QuantaSing offers easy-to-understand, affordable, and accessible online courses to adult learners as well as consumer products and service in selected areas to address the senior users’ aspirations for wellness.

For more information, please visit: https://ir.quantasing.com.

Contact

Investor Relations

Leah Guo

QuantaSing Group Limited

Email: ir@quantasing.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: QuantaSing.IR@icrinc.com

Phone: +1 (212) 537-0429